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                           May 25, 2023

       Renhui Mu
       Chairman and Chief Executive Officer
       Wins Finance Holdings Inc.
       1F, Building 1B
       No. 58 Jianguo Road, Chaoyang District
       Beijing 100024, Peoples Republic of China

                                                        Re: Wins Finance
Holdings Inc.
                                                            Form 20-F for
Fiscal Year Ended June 30, 2021
                                                            Filed October 29,
2021
                                                            Form 20-F for
Fiscal Year Ended June 30, 2022
                                                            Filed November 4,
2022
                                                            File No. 333-204074

       Dear Renhui Mu:

              We have reviewed your April 11, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 27, 2023 letter.

       Form 20-F for Fiscal Year Ended June 30, 2022

       Overview, page 38

   1. We note your response to comment 1. Considering your responses and the disclosures provided in your
filings, we continue to believe that you lost control over Jinchen
                                                        Agriculture and
Dongsheng Guarantee on June 9, 2020. Furthermore, we note that you state that you were
only able to confirm the information about the loss of control on
                                                        September 14, 2020, but
this was confirmed before filing your June 30, 2020 Form 20-F on November 12, 2020,
and thus should have been recognized as of June 30, 2020 based on the guidance in ASC
855-10-25-1. Please refer to ASC 810-10-55-4A(d) and amend
 Renhui Mu
Wins Finance Holdings Inc.
May 25, 2023
Page 2
         your Form 20-F for the fiscal year ended June 30, 2022 to reflect the loss of control and the resulting $175.4 million investment loss in fiscal year 2020 and provide all of the disclosures required by ASC 250-10-50-7.
Report of Independent Registered Public Accounting Firm, page F-2

2. We note your response to comment 2. We will not conclude on the audit opinion for fiscal year ended June 30, 2020 until you have amended your Form 20-F for fiscal year ended
         June 30, 2022. However, to the extent that you believe you can obtain an unqualified audit report for fiscal year ended June 30, 2020, please explain how because it would appear that you need to reflect the activity of Jinchen Agriculture and Dongsheng Guarantee in the Consolidated Statements of Income and Other Comprehensive Income, Consolidated
         Statements of Changes in Stockholders    Deficit, and Consolidated
Statements of Cash
         Flows up until the date you lost control.



       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Benjamin Phippen,
Staff Accountant, at (202) 551-3697 with any other questions.



FirstName LastNameRenhui Mu                                    Sincerely,
Comapany NameWins Finance Holdings Inc.
                                                               Division of
Corporation Finance
May 25, 2023 Page 2                                            Office of
Finance
FirstName LastName